Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

The Tomorrow Companies Inc.

Letter to Suppliers and External Stakeholders

December 7, 2021

Dear [          ]:

I am pleased to share with you some exciting news about our company. Tomorrow.io is going public! Today we announced the signing of a business combination agreement with Pine Technology Acquisition Corp., a special purpose acquisition company (SPAC). The transaction is expected to close in the first half of 2022, at which time Tomorrow.io will officially be a publicly-traded company.

Tomorrow.io’s mission is to equip humanity with the weather intelligence needed to adapt and thrive in an era of climate crisis. We are here so our customers - you - can adapt to the changing climate and better manage your climate security challenges.

Going public will allow us to invest significant additional resources into delivering you industry-leading AI-informed Weather and Climate Security insights, soon to be powered by space! This strategic move is a testament to our dedication and focus on you, our customers, in continuing to create unique, industry-first technologies and put systems in place to support your business globally.

Going forward, you will continue to experience the same exceptional service you have come to expect from Tomorrow.io. You will continue to work with the same great team of Tomorrow.io employees.

If you have any questions, please do not hesitate to reach out to us. This is a momentous day for Tomorrow.io. We greatly appreciate your partnership as we begin the next stage of our journey— and a leap toward a brighter future. Thank you for being part of our community!

Sincerely,

Shimon

Shimon Elkabetz

CEO

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Pine Technology Acquisition Corp. (“Pine Technology”) and The Tomorrow Companies Inc. (“Tomorrow.io”), Pine Technology will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 which will include Pine Technology’s prospectus and proxy statement (the “Proxy Statement/Prospectus”). Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Pine Technology.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Pine Technology’s directors and executive officers can also be found in in Pine Technology’s final prospectus, filed with the SEC on March 11, 2021. These documents are available free of charge as described above.